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                                                                  EXHIBIT (e)(3)

               FAIRNESS OPINION OF VALUATION PROFESSIONALS, INC.

July 7, 2000

Board of Directors
Computer Research, Inc.
Southpointe Plaza I, Suite 300
400 Southpointe Boulevard
Canonsburg, Pennsylvania 15317

Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders (the "Stockholders") of the shares of Common Stock, no par value, ("Shares"), of Computer Research, Inc. ("Company") of the consideration to be received by the Stockholders pursuant to the terms of a tender offer from CRI Acquisition, Inc., ("CRI Acquisition") a new Corporation formed by Mr. Rodger O. Riney, President of Scottrade, Inc. The Company and CRI Acquisition entered into a Purchase Agreement ("Agreement") dated as of July 7, 2000, whereby, subject to certain conditions, CRI Acquisition agreed to commence a tender offer to acquire all of the outstanding shares (2,633,760) of the Company for $2.42 per share ("Transaction"), after purchase of all the shares (1,403,495) held by the Company's founders, James L. Schultz and David J. Vagnoni for $2.42 per share. The total number of shares to be purchased, including the founders' shares, is 4,037,255. The aggregate price to be paid for all of the outstanding shares of the Company is $9,770,157.

     Valuation Professionals, Inc. is engaged, on a full time basis, in the valuation of businesses and their securities in connection with mergers and acquisitions, estate and gift tax matters, litigation support and other corporate matters.

     The Company originally engaged our Firm on about June 21, 2000, to render an opinion as to the fairness from a financial point of view regarding an offer from SunGuard Data Systems, Inc. ("SunGuard") to acquire all of the outstanding shares of the Company for $2.00 per share. The Company formally terminated the letter of intent between SunGuard and the Company on July 1, 2000.

     This opinion pertains to the current Agreement between CRI Acquisition and the Company.

     To arrive at our opinion, we performed an analysis to estimate the Fair Market Value of the common equity of the Company. Fair Market Value is defined as the price at which the property (common equity) would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or to sell, both having reasonable knowledge of the relevant facts.

     In general, we considered the following factors in performing our analysis: the nature and history of the Company; the outlook for the economy and industry in which the Company operates; the book value and financial condition of the Company; the earnings capacity of the Company; the dividend paying capacity of the Company; whether goodwill or other intangible value exists within the Company; previous sales of the Company's stock and the market prices of companies in the same or similar industries which trade in the open market.

     In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports on Form 10-K of the Company for the fiscal year ended August 31, 1999 and for the previous four fiscal years ended August 31, respectively; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; and certain internal financial analyses and forecasts for the Company prepared by its Management ("Company Forecasts").

     We also have held discussions with members of the Senior Management of the Company regarding their assessment of the strategic rationale for, and the potential benefits of the transaction contemplated by the
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Agreement and the past and current business operations, financial condition and future prospects of the Company. In addition, we compared certain financial and stock market information for the Company with similar information for certain other companies, the securities for which are publicly traded; reviewed the financial terms of certain recent business transactions in the Computer Services and Data Processing for the Financial Services Industry, specifically. We also performed such other studies and analyses in other industries, as we considered appropriate.

     We have relied upon the accuracy and completeness of all of the financial and other information provided by the Company, or discussed with the Company Management and reviewed by us, and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company and we have not been furnished with any such evaluation or appraisal. Our opinion is based upon economic, monetary and market conditions existing as of the date of this opinion.

     With respect to the financial forecasts provided us through fiscal year 2001, we have assumed, with your permission, that all such information was reasonably prepared on the basis reflecting the best currently available estimates and judgments of Management of the Company as to future financial performance, and was based upon the historical performance of the Company and certain estimates and assumptions which were reasonable at that time.

     We have assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the transaction contemplated by the Agreement will be obtained without any adverse effect on the Company.

     Our opinion expressed herein is provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such transaction. In acting as financial advisor to the Board, we will receive a fee from the Company for our services. Our fee is not contingent upon the approval and consummation of the Transaction outlined in the Agreement. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of rendering this opinion.

     Our opinion may not be published or otherwise used or referred to, without our prior written consent. We understand that this opinion letter, subject to our written consent, may be attached to a Proxy Statement or similar document that will be sent to shareholders.

     In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission.

     Based upon and subject to the foregoing, it is our opinion that as of the date hereof, the purchase price per share of the Shares to be paid to the Stockholders in accordance with the terms of the Agreement, is fair, from a financial point of view, to the Stockholders of the Company.

                                            Very truly yours,

                                            Valuation Professionals, Inc.

                                                  /s/ ROBERT R. WIETZKE
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                                                     Robert R. Wietzke

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